Fax To: Australian Stock Exchange

Attention: Company Announcements Office

Fax No: 00 612 9347 0005 / 9778 0999

No. of pages: (including cover) 3

Date: 19th January 2010

Sender: Tino Isnardi

bakersteel
capital managers

In the event of any query, please call the sender on +44 (0)20 7389 0009

Dear Sir,

Please find enclosed completed Form 604 Notice of Change of Interests of Substantial Holder relating to our group holding in Allied Gold Limited.

A copy has also been sent directly to the company.

Please advise if you have any queries regarding this notice,

Regards,

Baker Steel Group, 86 Jermyn Street, London SW1Y 6JD
Telephone: +44 (0)20 7389 0009 Facsimile: +44 (0)20 7389 8222 www.bakersteelcap.com

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name / Scheme: ALLIED GOLD LTD

ACN/ARSN:

1. Details of substantial holder (1)

Name: BAKER STEEL CAPITAL MANAGERS LLP (CLIENTS OF AND ASSOCIATED OR CONNECTED PARTIES)

ACN/ARSN (if applicable):

There was a change in the interests of the substantial holder on 14-Dec-09
The previous notice was given to the company on 01-Dec-09
The previous notice was dated 01-Dec-09

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's vote	Voting power (5)	Person's vote	Voting power (5)
Ordinary Shares	39,162,187	7.42%	110,872,187	10.89%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of Change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
14-Dec-09	Genus Dynamic Gold Fund	placing	AUD9,664,500.00	ordinary	10,500,000
14-Dec-09	CF Ruffer Baker Steel Gold Fund	placing	AUD16,179,640.00	ordinary	46,360,000
14-Dec-09	RIT Capital Partners PLC	placing	AUD1,797,350.00	ordinary	5,150,000
14-Dec-09	Select Gold Fund	placing	AUD2,512,800.00	ordinary	7,200,000
14-Dec-09	Genus Natural Resources Master Fund	placing	AUD872,500.00	ordinary	2,500,000

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities		Person's vote
Genus Dynamic Gold Fund	HSBC Custody Nominees (Australia) Ltd	as previous column	registered holder	ordinary /	20,370,000	20,370,000
CF Ruffer Baker Steel Gold Fund	National Nominees Ltd	as previous column	registered holder	ordinary /	68,552,187	68,552,187
RIT Capital Partners PLC	National Nominees Ltd	as previous column	registered holder	ordinary /	7,570,000	7,570,000
Select Gold Fund	Citibank Pty Ltd	as previous column	registered holder	ordinary /	11,129,000	11,129,000
Genus Natural Resources Master Fund	HSBC Custody Nominees (Australia) Ltd	as previous column	registered holder	ordinary /	3,251,000	3,251,000

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
n/a	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
for all entities listed.	c/o Baker Steel Capital Managers LLP
	86 Jermyn Street, London, SW1Y 6JD

Signature

print name	Tino Ianardi	capacity	Head of Trading and Operations
sign here	T. Ianardi	date	19-Jan-10

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:
(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and
(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).
See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.